EXHIBIT 8

The following is a list of all of the Company’s significant subsidiaries, their jurisdiction of incorporation and the names under which they do business, if different from their names.

Company	Jurisdiction	Any other name under which they operate business
BHL Networks Technology Co. Ltd.	Hong Kong	N/A
Jingle Technology Co. Ltd.	BVI	N/A
BHL Networks Technology Co. Ltd.	Cayman Island	N/A
Beijing BHL Networks Technology Co. Ltd.	China	N/A